SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL, & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601		MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611
February 21, 2019

TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR AND FEDEX

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Precision BioSciences, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially submitted December 28, 2018

CIK No. 0001357874

Dear Mr. Gabor:

On behalf of Precision BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 19, 2019 relating to the above-referenced Amendment No. 1 (“Amendment No. 1”) to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

In addition, the Company is hereby confidentially submitting an amendment to the Registration Statement (“Amendment No. 2”), which has been revised to reflect the Company’s responses to the comments from the Staff and certain other changes that are intended to update, clarify and render complete the information contained in the Registration Statement. For the Staff’s convenience, we are also sending, by FedEx, copies of this letter and marked copies of Amendment No. 2 reflecting changes from the previously submitted Amendment No. 1.

Our Foundation I-Cre1, page 1

1.

We note revisions in response to prior comment 2 in which you broadly cite “scientific literature” and “various third-party studies” to support performance claims concerning I-Cre1. Please revise your Business section to identify and discuss the literature and studies that you highlight in your Summary.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

February 21, 2019

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout Amendment No. 2 to remove all statements supported by “various third-party studies” as the Company does not believe these statements are material or necessary for an investor to understand I-CreI and the foundation of its ARCUS technology. The Company respectfully advises the Staff that, to support the remaining performance claims concerning I-CreI in the Registration Statement, it has relied on its knowledge of genome editing and numerous third-party scientific publications. The Company believes these statements are widely-held views across the scientific community and the third-party scientific publications support this belief and the Company’s characterization of I-CreI. Accordingly, the Company does not believe the specific reference and discussion of any particular publication is meaningful to an investor to understand the ARCUS technology. The Company is supplementally providing to the Staff under separate cover a copy of the relevant portions of such third-party scientific publications. To expedite the Staff’s review, the Company has marked one such document, which is a summary of the scientific literature in this field, so that the Staff can easily locate and review the relevant statements as a sample of the supporting scientific literature.

Food and Agriculture, page 4

2.

We refer to prior comments 1 and 6 and note your revised disclosure on page 4 indicating that you have “successfully” edited a variety of plant species. Please revise to clarify how you measure editing success in the context of food and agriculture (e.g., safety, nutrition, flavor). Given that you have not conducted field testing, please tell us the basis you have to make this performance claim. In addition, please revise this section of the Summary to clarify that you have not commercialized any food and agriculture products to date and to explain that you must undertake field testing prior to commercializing any such products. Also revise to explain briefly the term “pre-breeding material.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 109 of Amendment No. 2.

Our amended and restated certificate of incorporation provides that the Court of Chancery…, page 77

3.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 187 of Amendment No. 2 to disclose that the exclusive forum provision of its amended and restated certificate of incorporation will apply to the fullest extent permitted by law and will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. The Company also confirms to the Staff that its amended and restated certificate of incorporation will state this clearly.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

February 21, 2019

Notes to consolidated financial statements

Note 13: Collaboration and license agreements, page F-26

4.

We acknowledge your response to the third bullet of prior comment 20. The disclosure of the potential receipt of an aggregate $1.6 billion in milestones under the Servier agreement does not provide financial statement users with any information to assess the likelihood of receipt or the potential timing of receipt. As a result, please revise your disclosure to aggregate your potential milestones into subcategories based on the nature of the underlying milestones. For example, aggregation by early-stage development, late-stage development, regulatory submission, regulatory approval and sales-based milestones appear to be reasonable and appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2 to aggregate potential milestones into subcategories based on whether such milestone payments are based on the achievement of development or commercial milestones. The Company respectfully submits that this disclosure is consistent with ASC 605-28-50-2(b) as it describes the nature of the underlying milestones and the related contingent consideration, provides the most useful presentation to investors based on the types of milestones included in the agreement, and is sufficiently disaggregated such that further subcategories of milestones would not provide material additional information to investors.

Condensed consolidated statements of changes in stockholders’ equity (deficit) (Unaudited), page F-34

5.	Please revise your submission to provide the comparable interim information for 2017 as required by Rule 8-03(a)(5) of Regulation S-X.

Response: The Company respectfully advises the Staff that the Registration Statement has been updated to include the Company’s annual financial statements for the year ended December 31, 2018. Accordingly, interim financial statements are no longer included or required.

Notes to unaudited condensed consolidated financial statements

Note 9: Collaboration and license agreements

Collaboration and license agreement with Gilead, page F-45

6.

Please revise your disclosure to clearly identify each deliverable and separate unit of accounting, the arrangement consideration allocated to each separate unit of accounting and how you will account for each. See ASC 605-25-50-2. Also, disclose aggregate milestone consideration to be received by subcategories based on the nature of the underlying milestones consistent with the comment above on your Servier agreement. Refer to ASC 605-28-50-2.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

February 21, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-32 of Amendment No. 2 to clearly identify each deliverable and separate unit of accounting, the arrangement consideration allocated to each separate unit of accounting and how the Company will account for each. Consistent with the Company’s response to Comment 4, the Company has revised the disclosure on page F-31 of Amendment No. 2 to aggregate potential milestones into subcategories based on whether such milestone payments are based on the achievement of development or commercial milestones. The Company respectfully submits that this disclosure is consistent with ASC 605-28-50-2(b) as it describes the nature of the underlying milestones and the related contingent consideration, provides the most useful presentation to investors based on the types of milestones included in the agreement, and is sufficiently disaggregated such that further subcategories of milestones would not provide material additional information to investors.

* * * * *

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me at (919) 821-6619 or Nathan Ajiashvili at (212) 906-2916.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

February 21, 2019

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Heyward D. Armstrong
Heyward D. Armstrong

Enclosures

cc:	Matthew Kane, Precision BioSciences, Inc.
Abid Ansari, Precision BioSciences, Inc.
Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Divakar Gupta, Cooley LLP
Darren DeStefano, Cooley LLP